News Release

RESIN SYSTEMS COMPLETES $5.0 MILLION FINANCING

Calgary, Alberta, January 15, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced the closing of its previously announced private placement. At closing, a total of 5,000 units (the "Units") of RS were issued at a price of $1,000 per Unit for gross proceeds of
$5.0 million. Each unit of RS consisted of a $1,000 principal amount of unsecured promissory note (the "Note") and 500 common share purchase warrants, each warrant entitling the holder thereof to acquire one (1) common share of RS at an exercise price of $1.00 per share until July 14, 2008.

The Notes are due and payable on July 12, 2007 (the "Maturity Date") and accrue interest at a rate of eight (8%) percent per annum payable on the Maturity Date. RS also has the option on the Maturity Date to repay the outstanding Notes by the issuance of common shares at an issue price equivalent to the volume weighted average trading price for the five days preceding the Maturity Date. Pursuant to the terms of the Notes, the subscribers were granted a first right, but not the obligation, to participate (the "Participation Right") in the first public or private equity financing (a "Financing") of RS on or before the Maturity Date. Should a holder elect not to exercise its Participation Right, RS must repay the Notes, together with any accrued and unpaid interest, out of the net proceeds of the Financing.

RS intends to use the net proceeds of the offering to fund the market introduction of its VRoll™ product line and for general working capital purposes.

Kingsdale Capital Markets Inc. and Research Capital Corporation (the "Agents") acted as RS's agents in connection with the private placement. As consideration for their services, the Agents were issued broker warrants to purchase an aggregate of 625,000 common shares of RS at an exercise price of $0.86 per share until July 14, 2008.

All of the Notes, warrants and broker warrants issued by RS pursuant to the private placement are subject to a hold period until May 13, 2007.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For more information please contact:

Paul Giannelia

Rob Schaefer

President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone: (403) 219-8000

Phone:  (403) 219-8000

Fax: (403) 219-8001

Fax:  (403) 219-8001

Email:  pg@grouprsi.com

Email:  robs@grouprsi.com

This news release contains forward-looking statements as it pertains to the expenditure of the net proceeds of the offering by RS. The forward-looking statements as to the expenditure of the net proceeds of the offering are not guarantees of how the net proceeds will be spent and undue reliance should not be placed on them. The actual expenditure of the net proceeds may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control. Many of these risks and uncertainties are described in RS's 2005 annual information form, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission.